Mail Stop 3561

March 11, 2008

Ron Johnson
Chief Executive Officer
Mortgage Assistance Center Corporation
1341 W. Mockingbird Lane
Suite 1200 W
Dallas, TX 75247

       Re: **Mortgage Assistance Center Corporation**
               Form 10-KSB / Supplemental Response for Fiscal Year Ended
               December 31, 2006
               Filed December 14, 2007
               Form 10-QSB for the Quarter Ended
               September 30, 2007
               Filed November 14, 2007
               File No. 000-21627

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter Ended September 30, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Settlement Costs, F-11

1. We note that you have identified a series of service overcharges related to your joint ventures. Your disclosure states that, because these joint ventures are consolidated, the service overcharges did not result in a misstatement of your financial statements. It appears you only have a 50% interest in these joint venture and therefore the service overcharges may result in a misstatement of minority interest. Please advise and revise.

2. It appears from your disclosure that the identified series of service overcharges also affected unconsolidated individuals and entities. Please provide a detailed discussion of the impact of these misstatements on your financial statements and your conclusion that a restatement of previously issued financial statements is not necessary. Please refer to the guidance of paragraphs (25) and (26) of SFAS No. 154.

Note 8 – Lender Agreement, F-13

3. We note that on August 10, 2007 you received a bridge loan for $300,000 for which you issued a warrant to purchase 37,522,464 shares of common stock. It appears from your disclosure that no value was assigned to the attached warrants. Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of APB 14, SFAS No. 133 and EITF 00-19. Additionally, in your explanation please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.

Other Exchange Act Filings

4. It appears from your response to comment five in our letter dated September 6, 2007 and your response to comment three in our letter dated November 30, 2007 that you intend on amending your December 31, 2006 Form 10-KSB and the Form 10-QSB filings for the quarters ended March 31, 2007 and June 30, 2007 to properly account for the warrants issued in connection with the Series A preferred stock. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K filing(s) as soon as possible, or tell us why you believe that such filings are not required.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services